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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Instrumentarium Oyj
(Name of Subject Company)

Instrumentarium Corporation
(Translation of Subject Company's Name into English (if applicable))

Finland
(Jurisdiction of Subject Company's Incorporation or Organization)

General Electric Finland Oy
(Name of Person(s) Furnishing Form)

Common Shares, Class A and B Options
(Title of Class of Subject Securities)

N.A.
(CUSIP Number of Class of Securities (if applicable))

Steven R. Shoemate
Gibson Dunn & Crutcher LLP
200 Park Avenue, 48th Floor
New York, NY 10166
(212) 351-4000
(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Offeror)

January 14, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I—INFORMATION SENT TO SECURITY HOLDERS

Item 1.    Home Jurisdiction Documents

        The following disclosure documents, which have been distributed to security holders of Instrumentarium Corporation ("Instrumentarium") in Finland or published in connection with the cash tender offer by General Electric Finland OY to acquire Instrumentarium (the "Tender Offer"), are attached to this Form CB as exhibits, and hereby incorporated by reference.

(a)
Tender Offer materials*(1)

  i.
  Marketing Brochure
  ii.
  Letter to Shareholders, dated January 15, 2003
  iii.
  Letter to Optionholders, dated January 15, 2003
  iv.
  Form of Acceptance for Shareholders
  v.
  Form of Acceptance for Optionholders

(b)
Press Release dated January 10, 2003(1)

*
Sent to all security holders resident in Finland and the United States.

(1)
Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated January 14, 2003.

Item 2.    Informational Legends

        N.A.

PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

        The following disclosure documents, which have been made available to security holders of Instrumentarium in connection with the Tender Offer, are attached to this Form CB as exhibits, and hereby incorporated by reference.

(a)
Tender Offer Document, dated January 14, 2003*(1)

(b)
Ancillary Documents for use by holders of American Depositary Shares ("ADSs") representing shares of Instrumentarium**(1)
  i.
  Letter of Transmittal
  ii.
  Form of Notice of Guaranteed Delivery
  iii.
  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
  iv.
  Letter to Clients
  v.
  Guidelines for use of IRS Form W-9

(c)
Internet web page of Nordea Securities, (http://www.nordeasecurities.com/common/prospects/ipos/en_ge_info.asp?navi+home&item=dummy&lang=eng), first available January 13, 2003

(d)
Press Release of Instrumentarium dated February 11, 2003.(2)

(e)
Press Release of Instrumentarium dated March 25, 2003.

*
Made available to security holders resident in Finland at the asset management branches offices of Nordea Bank Finland Plc, at the offices of Nordea Securities Corporate Finance Oy, and via the Internet at www.nordeasecurities.com, and sent to all security holders resident in the United States.

**
Sent to all holders of ADSs.

(1)
Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated January 14, 2003.

(2)
Incorporated by reference to the Report of Foreign Issuer on Form 6-K filed by Instrumentarium on February 11, 2003.

PART III—CONSENT TO SERVICE OF PROCESS

        The following document was filed with the Securities and Exchange Commission on January 14, 2003.

(1)
Form F-X of General Electric Finland Oy filed on January 14, 2003.

PART IV—SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 25, 2003	/s/ PAMELA S. KROP Pamela S. Krop Authorized Executive

EXHIBIT INDEX

        II(e)    Press Release of Instrumentarium.

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PART I—INFORMATION SENT TO SECURITY HOLDERS
  Item 1. Home Jurisdiction Documents
  Item 2. Informational Legends
PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
PART III—CONSENT TO SERVICE OF PROCESS
PART IV—SIGNATURES
EXHIBIT INDEX